SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  27 March 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes _____ No X

    (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes _____ No X

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes _____ No X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CORUS GROUP plc



Date:  27 March 2006                        By       Allison Scandrett

                                                     Name: Allison Scandrett
                                                     Deputy Company Secretary

27 March 2006


CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification on 24 March 2006, that on 21 March 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 183,150,083 ordinary shares representing 4.12% of the issued share capital of Corus Group plc.

Details of this interest as required by Section 202(3) of the Companies Act 1985 are listed below.


Legal Entity                                                   Holding          Percentage Held
------------                                                   -------          ---------------
Barclays Capital Securities Ltd                               1,220,517                 .0274
Barclays Global Investors Ltd                                85,475,056                1.9219
Gerrard Ltd                                                     244,992                 .0055
Barclays Global Investors Japan Ltd                           5,153,637                 .1159
Barclays Global Investors Australia Ltd                       2,524,367                 .0568
Barclays Global Investors Japan Trust & Banking               5,013,617                 .1127
Barclays Life Assurance Co Ltd                               13,379,232                 .3008
Barclays Global Fund Advisors                                12,932,340                 .2908
Barclays Global Investors, N.A                               56,895,687                1.2793
Barclays Bank Trust Company Ltd                                  10,645                 .0002
Barclays Global Investors Canada Ltd                            299,993                 .0067

                                    Group Holding           183,150,083                4.1180


Registered Holder                                     Account Designation               Holdings
-----------------                                     -------------------               --------
Bank of New York                                                                        314,593
Barclays Capital Nominees Limited                                                    13,420,091
Barclays Capital Nominees Limited                                                   -11,099,153
Barclays Capital Nominees Limited                                                    -6,507,873
Barclays Capital Nominees Limited                                                     4,824,452
Barclays Capital Securities Ltd                                                         583,000
Barclays Capital Securities Ltd                                                         350,000
Barclays Capital Securities Ltd                                                        -350,000
Barclays Global Investors Canada                                                        299,993
Barclays Trust Co & Others                                                                4,341
Barclays Trust Co E99      C 000000000000000000                                           2,633
Barclays Trust Co R69      C 000000000000000000                                           3,671
BNP Paribas                                                                             401,196
Chase Nominees Ltd                                            16376                   2,373,126
Chase Nominees Ltd                                            20947                  34,840,443
Chase Nominees Ltd                                            21359                   3,308,230
Chase Nominees Ltd                                            28270                   1,406,733
Chase Nominees Ltd                                            28270                   1,307,861
CIBC Mellon Global Securities                                                           271,802
Investors Bank and Trust Co.                                                          1,101,210
Investors Bank and Trust Co.                                                         10,771,200
Investors Bank and Trust Co.                                                            945,180
Investors Bank and Trust Co.                                                            114,750
Investors Bank and Trust Co.                                                            798,457
Investors Bank and Trust Co.                                                            419,352
Investors Bank and Trust Co.                                                            148,653

Registered Holder                                     Account Designation               Holdings
-----------------                                     -------------------               --------
Investors Bank and Trust Co.                                                            135,713
Investors Bank and Trust Co.                                                            104,001
Investors Bank and Trust Co.                                                             14,139
Investors Bank and Trust Co.                                                            136,031
Investors Bank and Trust Co.                                                         13,078,532
Investors Bank and Trust Co.                                                          4,718,101
Investors Bank and Trust Co.                                                          5,386,146
Investors Bank and Trust Co.                                                            415,980
Investors Bank and Trust Co.                                                             43,408
Investors Bank and Trust Co.                                                             71,390
Investors Bank and Trust Co.                                                             14,703
Investors Bank and Trust Co.                                                         22,680,228
JP Morgan (BGI Custody)                                       16331                   1,236,023
JP Morgan (BGI Custody)                                       16338                     266,764
JP Morgan (BGI Custody)                                       16341                   3,250,717
JP Morgan (BGI Custody)                                       16341                   2,455,271
JP Morgan (BGI Custody)                                       16342                     563,703
JP Morgan (BGI Custody)                                       16344                   1,068,506
JP Morgan (BGI Custody)                                       16345                   1,760,654
JP Morgan (BGI Custody)                                       16400                  41,481,386
JP Morgan (BGI Custody)                                       18409                   3,471,871
JPMorgan Chase Bank                                                                      44,652
JPMorgan Chase Bank                                                                   1,769,235
JPMorgan Chase Bank                                                                      68,145
JPMorgan Chase Bank                                                                   1,899,699
JPMorgan Chase Bank                                                                     277,400
JPMorgan Chase Bank                                                                     994,808
JPMorgan Chase Bank                                                                   2,109,657
JPMorgan Chase Bank                                                                     414,710
JPMorgan Chase Bank                                                                     476,524
JPMorgan Chase Bank                                                                      43,122
JPMorgan Chase Bank                                                                     125,934
JPMorgan Chase Bank                                                                   2,417,383
JPMorgan Chase Bank                                                                     460,509
JPMorgan Chase Bank                                                                     226,966
JPMorgan Chase Bank                                                                     594,843
JPMorgan Chase Bank                                                                     631,426
JPMorgan Chase Bank                                                                      36,910
JPMorgan Chase Bank                                                                     140,117
Mellon Trust - US Custodian/                                                            627,420
Mellon Trust - US Custodian/                                                            342,299
Mellon Trust of New England                                                             613,444
Mitsui Asset                                                                             54,599
Northern Trust Bank - BGI SEPA                                                          838,212
Northern Trust Bank - BGI SEPA                                                          913,783
Northern Trust Bank - BGI SEPA                                                          218,881
R C Greig Nominees Limited                                                              187,615
R C Greig Nominees Limited A/C AK1                                                       28,324
R C Greig Nominees Limited A/C BL1                                                       19,381
R C Greig Nominees Limited A/C CM1                                                        4,325
R C Greig Nominees Limited A/C GP1                                                        5,347
State Street Bank & Trust - W1                                                          586,010
State Street Boston                                                                   2,480,242
State Street Trust of Canada                                                            580,927
The Northern Trust Company - U                                                          419,927
Trust & Custody Services Bank                                                            45,099

                                                                         Total      183,150,083